

August 30, 2012

Via E-mail
Mikio Fujitsuka
Director and Senior Executive Officer, Chief Financial Officer
Komatsu Ltd.
2-3-6 Akasaka
Minato-ku, Tokyo 107-8414
Japan

> **Re: Komatsu Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 001-07239**

Dear Mikio Fujitsuka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

D. Risk Factors, page 3

1. We note that you provide a discussion beginning on page 17 of your competitive strengths on a global basis. With a view toward disclosure in appropriate future filings, please tell us about the trends in competitive conditions in China. Include in your response your analysis of relative prices and credit terms offered by Chinese domestic competitors and market share.

Item 5. Operating and Financial Review and Prospects, page 32

2. We note your disclosure on page 14 under the caption "Sales and Distribution" that you provide customers with financing for their purchase of construction, mining and utility equipment through various finance subsidiaries located in Japan, the United States, Chile, Europe, Thailand, Indonesia, Australia and China. We also note your disclosure on page

24 regarding your plans to expand your retail finance operations. With a view toward disclosure in appropriate future filings, please provide us with an expanded description of your retail financing business. Tell us, for example, the principal terms of financing products that you offer and describe your collection and loss experience over the periods for which financial statements are included in your filing. Also describe the working capital requirements of this business. Finally, please tell us whether this business includes financing for transactions other than the sale of your equipment to customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Susan T. Morita – Arnold & Porter LLP